Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

May 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eileen Smiley
Michael Spratt
Thankam Varghese

Re:	Adams Street Private Equity Navigator Fund LLC
Registration Statement on Form N-2

Dear Ladies and Gentlemen:

On behalf of Adams Street Private Equity Navigator Fund LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”), on Form N-2, filed on April 1, 2025 (File Nos. 333-286321 and 811-24072) (the “Registration Statement”), transmitted by Eileen Smiley of the Staff to Brad A. Green, P.C. of Kirkland & Ellis LLP, counsel to the Fund, by letter dated April 29, 2025.

For your convenience, set forth below is a transcription of the Staff’s comments and the Fund’s responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of the applicable Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

PROSPECTUS

COVER PAGE, Pages 1-3

1.

The second sentence of the second paragraph on the Cover Page states that the Fund seeks to provide access to “high quality private markets asset classes.” Because quality generally refers to specific investments, please consider rephrasing this throughout to “investments” rather than asset classes.

Response:

The Fund will revise the disclosure as requested.

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May 12, 2025

2.

The disclosure in the third paragraph of the first page references the reorganization of the “predecessor fund” with and into the Fund. In correspondence, please provide additional information related to the reorganization, including whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone Letter, please explain any differences and similarities between the facts underlying the reorganization of the predecessor fund into the fund and those in the GuideStone Letter. Please explain why the predecessor fund did not itself register as a fund and instead reorganize into the Fund. If you are relying on the GuideStone letter, please confirm in correspondence each of the representations contained in the GuideStone incoming letter or identify any representation in the GuideStone letter that the Fund cannot make and the reasons why.

Response:

The Fund is the successor to Adams Street Global Private Markets Fund LP (the “Predecessor Fund”) by virtue of the (i) statutory conversion, under Delaware law, of the Predecessor Fund from a Cayman Islands exempted limited partnership to a Delaware limited liability company and (ii) registration of the Predecessor Fund (renamed “Adams Street Private Equity Navigator Fund LLC”) under the 1940 Act, and not as a result of any transfer of the Predecessor Fund’s assets to a newly-formed entity via a merger, asset transfer, purchase and sale transaction or other similar reorganization. In accordance with Section 18-214(g) of the LLC Act, the Fund constitutes a “continuation of the existence of the [Predecessor Fund] in the form of a domestic limited liability company” and, “for all purposes of the laws of the State of Delaware . . . shall be deemed to be the same entity as” the Predecessor Fund. In light of the fact that the conversion did not involve the sale or transfer of any security or other property to the Fund by a first-tier or second-tier affiliate thereof, the Fund was not required to seek exemptive relief from Section 17(a) or rely on the Guidestone Letter.

3.

The third paragraph of the first page discloses the predecessor private fund. Please disclose more clearly that this is a private fund converting into a registered fund and not an acquisition of the private fund by this Fund if that is the case.

Response:

The Fund refers the Staff to its response to Comment #2 and submits that the disclosure referenced in the Staff’s Comment #2 provides that the Predecessor Fund converted into a Delaware limited liability company and registered under the 1940 Act. The Fund submits that, in light of the foregoing, as well as disclosures throughout the Registration Statement that the Predecessor Fund was not registered under the 1940 Act, no disclosure revisions are necessary in response to this comment.

4.

Please provide an analysis addressing the applicability of Reg S-X § 6-11 to the transaction described in the third paragraph of the Cover Page to the Registration Statement and address the following in your response:

(a)	Whether the transaction meets the definition of a fund acquisition as defined in Reg S-X § 6-11(a)(2); and

(b)

Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the Registration Statement.

May 12, 2025

Response:

The Fund refers the Staff to its response to Comment #2. The Fund is the successor to the Predecessor Fund by virtue of the (i) statutory conversion of the Predecessor Fund under Delaware law and (ii) registration of the Predecessor Fund under the 1940 Act, and not as a result of any “fund acquisition” as such term is used in Rule 6-11 under Regulation S-X. Please note that, in accordance with Rule 3-18 of Regulation S-X, the Fund intends to include the Predecessor Fund’s audited financial statements for the fiscal year ended December 31, 2024 and unaudited interim financial statements for the period January 1, 2025 to March 31, 2025 in a pre-effective amendment to the Registration Statement.

5.

Please add a bullet to the Cover Page risk disclosure on Page 2 that states “An investor will pay a sales load of up to [ ]% and offering expenses of up to [ ]% on the amounts it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.”

Response:

The Fund does not believe it would be appropriate, or consistent with peer fund disclosures, to reference offering expenses in these risk disclosures. The Fund will add a bullet to the Cover Page risk disclosure on Page 2 to state the following:

Investors purchasing Class S and Class M Shares may be subject to a sales load of up to 3.50% on the amounts they invest. If you pay the maximum aggregate of 3.50%, based on a minimum initial investment of $25,000 you must experience a total return on your net investment of approximately 3.63% in order to recover these expenses.

6.

The first bullet point on Page 2 of the Cover Page discloses that the shares will not be listed and then discusses that the Fund may offer to repurchase shares from time to time. Please add after the last sentence to this bullet point qualifying disclosure that the Board is not obligated to approve, or the Fund to conduct, such quarterly share repurchases.

Response:

The Fund will revise the disclosure as requested.

7.

Page 80 of the Registration Statement discloses that distributions could be paid from use of leverage, offering proceeds or payments by the adviser (“Adviser”). Given that disclosure, please add a bullet point after the fourth bullet point on Page 2 of the Cover Page to the effect that “The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Adviser that are subject to repayment by investors.”

Response:

The Fund will revise the disclosure as requested.

May 12, 2025

8.	The final paragraph of Page 2 of the Cover Page includes disclosure about the Fund’s underwriter. Please include the offering table required by Item 1(g) of Form N-2.

Response:

The Fund will revise the disclosure as requested.

SUMMARY OF OFFERING TERMS, Pages 1-14

9.

The first paragraph on Page 1 of the section entitled “SUMMARY OF OFFERING TERMS” discloses that investors should consult other information before making an investment decision, including the limited liability company agreement “Limited Liability Agreement.” Please confirm to the staff that the material terms of the Limited Liability Agreement are disclosed in this Registration Statement. Also, please add a statement after this sentence stating that the material terms of the Limited Liability Agreement are discussed in this Registration Statement and provide a cross reference to where this discussion is located.

Response:

The Fund confirms that the material terms of the Amended and Restated Limited Liability Company Agreement (the “LLCA”) are disclosed in the Registration Statement. The Fund will revise the disclosure as requested.

Investment Objective and Strategy, Pages 2-3

10.

The second paragraph of the section entitled “Investment Objective and Strategy” on Page 2 includes generalized disclosure about Fund investments that “are expected to be include[d]” to define the terms “Direct Investments”, “Primary and Secondary Investments” and “Fund Investments” which are then tied to the Fund’s 80% policy on Page 2. These comments refer to the disclosure in this paragraph:

(a)

The first sentence of this paragraph states that the Fund intends to provide shareholder access to “high quality private market asset classes.” Because there are no quality restrictions on debt or equity interests the Fund could purchase and quality generally refers to characteristics of specific investments (i.e., U.S. government securities or senior debt), please rephrase this sentence to explain what asset classes the Fund is identifying as high quality and the basis for that statement or rephrase this sentence to accurately reflect characteristics of the Fund’s investments consistent with the risk disclosure in the Registration Statement;

(b)

The second sentence of this paragraph states that the Fund’s investments are expected to include certain instruments. Please confirm to the staff that the instruments discussed in this section are complete and, if so, please remove qualifiers such as “expected to include” with a more definitive statement of the Fund’s principal strategies;

(c)

The second paragraph under this section on Page 2 defines investments in “private equity funds” as “Primary and Secondary Investments”, whereas the fourth paragraph (under the sub-heading “Primary and Secondary Investments”) defines “Primary and Secondary Investments” as “private funds”. Please reconcile. Please also revise the disclosure to

May 12, 2025

consistently define this term and disclose whether the Fund will be limiting its investments to private equity funds or if the Fund will be investing generally in private funds;

(d)

Please confirm to the staff that the phrase “third-party managers” in subparagraph (i) refers to managers that are unaffiliated with the Fund or its Adviser, and if so, disclose that in an appropriate part of the Registration Statement;

(e)

Please define in an appropriate place in the Registration Statement how the Fund defines a “private company” for purposes of sub-paragraph (ii) (i.e., a company that has no class of securities registered or listed under the securities laws of the relevant jurisdiction or some other criteria);

(f)

Subparagraph (ii) of the second sentence uses a defined term “Fund Investments” to refer to “Direct Investments” and “Primary and Secondary Investments” but the Fund’s 80% policy on Page 2 refers to the term “Private Equity Investments.” Please explain supplementally to the staff whether the term “Fund Investments” refers to a broader universe of private asset investments that the Fund can invest in as part of the 20% bucket or what the defined term “Fund Investments” relates to. If the term “Fund Investments” broadly defines all investments that the Fund can invest in, consider breaking that out in the discussion of the Fund’s 80% investment policy on Page 2.

Response:

(a)	The Fund has determined to revise the disclosure throughout the Registration Statement to refer to “private market investments” without reference to “high-quality”.

(b)	The Fund confirms that the instruments discussed in the referenced section are complete and will revise the disclosure as requested.

(c)	The Fund will revise the disclosure as requested.

(d)	The Fund confirms that the phrase “third-party managers” refers to managers that are unaffiliated with the Fund and the Adviser, and will revise the disclosure as requested.

(e)	The Fund will revise the disclosure as requested.

(f)

The terms “Fund Investments” and “Private Equity Investments” as defined in the Registration Statement are intended to have different meanings. The term “Private Equity Investments” is defined to include “Direct Investments (except for publicly listed private equity investments and Private Credit Investments) and Primary and Secondary Investments” (emphasis added). This definition is intended to provide clarity to investors regarding the Fund’s investment focus and which investments are included in the 80% basket. The term “Fund Investments” is defined to include Direct Investments (including publicly listed private equity investments and Private Credit Investments) and Primary and Secondary Investments. Accordingly, publicly listed private equity investments and Private Credit Investment do not count for purposes of compliance with the Fund’s 80% investment policy. The Fund believes that the existing disclosures in the Registration Statement are adequate.

May 12, 2025

11.

The third paragraph of this section on Page 2 discloses that the Fund will seek broad diversification across geography . . . .” Because this Fund is non-diversified, please include a sentence disclosing that and what that means (e.g., that the Fund could be invested to a greater degree in individual issuers). The last sentence of the third full paragraph on Page 19 states that the Fund will invest predominantly in the United States but could invest globally. Please define what you mean by diversification across geography if the Fund will invest predominantly in the United States.

Response:

The Fund will revise the disclosure as requested.

12.

In the second bullet point under the sub-section entitled “Primary and Secondary Investments” on Page 2, a Secondary Investment is defined as an investment through a secondary purchase of a Portfolio Fund “or asset.” The following comments relate to this disclosure.

(a)

Please reconcile the disclosure in this bullet point that a Secondary Investment could include investments through a secondary purchase of a Portfolio Fund “or asset” with the disclosure in the subparagraph (i) of the second paragraph of this section that refers solely to primary and secondary investments as investments in private equity funds.

(b)

If Primary and Secondary Investments include investments in other “assets,” please disclose what other “assets” would be considered Primary or Secondary Investments. The staff could additional comments based on your response.

(c)	Please clarify if the Fund looks through a Portfolio Fund to its underlying assets to determine if the Portfolio Fund invests in securities or interests of private companies.

(d)

The term “Primary Investment” includes investments in a Portfolio Fund “which has yet to invest a substantial portion of its capital in underlying portfolio companies”. Please note that unfunded commitments may not be counted towards the Fund’s 80% policy under Rule 35d-1 of the Investment Company Act of 1940 (“1940 Act”).

Response:

(a)

The Fund will: (i) delete reference to “or asset” in the definition of “Secondary Investment”; (ii) revise the definition of “Primary and Secondary Investments” to “primary and secondary investments in private equity funds, holding vehicles or other investment vehicles managed by unaffiliated third-party managers”; and (iii) revise the definition of “Portfolio Funds” to “private funds, holding vehicles or other investment vehicles managed by unaffiliated third-party managers”.

(b)	The Fund will revise the disclosure as requested.

(c)

The Adviser considers various factors in connection with evaluating whether to invest in underlying private equity funds, including familiarity with the underlying manager, the underlying manager’s investment strategy, program and outlook, offering disclosures and investment due diligence regarding underlying investments in portfolio companies.

(d)	The Fund acknowledges the Staff’s comment.

May 12, 2025

13.	The following comments relate to the disclosure in the sub-section on Page 2 entitled “Direct Investments.”

(a)

Please confirm to the staff that the first sentence refers to investments in private companies as referenced in sub-paragraph (ii) of the second paragraph and, if so, please consider adding the word “private” before the word “companies”.

(b)	The first bullet point of this section refers to equity or “equity-like” investments. In an appropriate place in the registration statement define the phrase “equity-like” investments;

(c)

The second bullet point defines a “Co-Investment” as an investment in a Portfolio Fund or sponsored transaction which will primarily constitute equity or equity-like instruments. Because Co-Investments are part of the defined term for the Fund’s 80% policy on Page 3, please explain and clarify:

(i)

whether debt instruments could be a Co-Investment and count towards the Fund’s 80% investment policy as Co-Investments are not excluded from the 80% policy as Private Credit Investments are on Page 3; and

(ii)	if debt securities of Co-Investments are part of the Fund’s 80% policy, whether the parenthetical is an additional investment policy of the Fund or how it relates to the Fund’s 80% policy on Page 3.

(d)

The third bullet on Page 2 defines a “Private Credit Investment” as an investment in senior or subordinated debt, and includes a parenthetical that this term does not include equity investments that are otherwise structured as credit for tax or regulatory reasons. Please define what the Fund means by this parenthetical in an appropriate place in the registration statement.

Response:

(a)	The Fund confirms that the first sentence refers to investments in private companies and will revise the disclosure as requested.

(b)	The Fund will revise the disclosure as requested.

(c)

(i) The term “equity-like instruments” is intended to refer to investments that will establish rights to the equity interests of portfolio companies or otherwise have economic characteristics similar to equity securities, such as such as convertible debt or bonds, warrants, certain derivatives or other equity related-interests.

(ii) Equity-like instruments will count towards the Fund’s 80% test. The Fund believes this is appropriate and consistent with the SEC’s statement that a fund could include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828 at n.13 (Jan. 17, 2001).

(d)	The Fund will revise the disclosure as requested.

May 12, 2025

14.

The inclusion of the second full paragraph on Page 3 before the Fund’s 80% policy divides the recitation of the Fund’s principal strategies. Consider moving this to an appropriate part of the registration statement.

Response:

The Fund will revise the disclosure as requested.

15.

Please explain supplementally to the staff and disclose how factors (i)-(ix) in the second paragraph on Page 3 are relevant to an investment’s classification as one of the sub-categories of investments in relation to the compliance with the Fund’s required 80% policy.

Response:

The Fund refers the Staff to its response to Comments #10, 12 and 13. The Fund believes that factors (i)-(ix) serve to enhance investor understanding of the specific criteria the Adviser uses to determine how an investment is classified. The Fund does not believe that additional disclosures are necessary.

16.

The third full paragraph on Page 3 excludes “publicly listed private equity investments” from the Fund’s 80% investment policy. Please explain supplementally to the staff and disclose in an appropriate place in the registration statement what constitutes a “publicly listed private equity investment”, and please provide the staff with some examples.

Response:

Publicly listed private equity investments generally include investments in publicly listed companies that pursue the business of private equity investing, including private equity and venture capital companies, alternative asset managers, business development companies, special purpose acquisition companies, holding companies, financial institutions and other entities whose primary purpose is to invest in, lend capital to and/or provide services to privately held companies. The Fund will revise the disclosure as requested.

17.

Please clarify whether the Fund could invest in publicly listed private equity investments and Private Credit Investments as part of its 20% allocation. Please confirm that all investments that could be utilized as a principal strategy in the Fund’s 20% allocation are disclosed.

Response:

The Fund refers the Staff to its response to Comment #10(f). The Fund confirms that, as of the date hereof, all investments that could be utilized as a principal strategy in the 20% bucket are disclosed in the Registration Statement.

May 12, 2025

Performance Information, Page 3

18.

The second sentence of the first paragraph of the section entitled “Performance Information” on Page 3 states that the Fund’s fees and expenses will be higher than the Predecessor Fund based on “among other things” the fact that the Predecessor Fund was not subject to the restrictions of the 1940 Act. Please identify the other factors that are resulting in this Fund having higher fees than the Predecessor Fund in an appropriate place in the Registration Statement or remove the partial explanation of why the Fund’s fees will be higher.

Response:

The Fund will revise the disclosure as requested.

19.	Please bold the third sentence of the first paragraph of the section entitled “Performance Information” on Page 3.

Response:

The Fund does not believe it would be appropriate to bold any one sentence in this paragraph for emphasis.

Risk Factors, Pages 3-4

20.

This section discloses that the Fund is subject to substantial risks and the second sentence of the first paragraph states that Adviser will attempt to moderate any risks. Please confirm that the Adviser will seek to moderate all risks and disclose in an appropriate place in the Registration Statement how the Adviser will attempt to moderate these risks. If this phrase is left in Summary Risk disclosure, please include a cross reference to the section of the Registration Statement where these risk mitigation strategies or techniques are discussed.

Response:

The Fund confirms that the Adviser will seek to moderate all risks. The Fund believes that this language is standard among peers and that the Registration Statement contains appropriate disclosures, in various sections, regarding actions undertaken by the Adviser that have the effect of mitigating risk.

May 12, 2025

Tender Offers, Pages 10-11

21.

Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the Registration Statement here and in the section entitled “Repurchases of Shares” on Pages 77-80 to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. The staff believes that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when a definitive tender offer is made.

Response:

Rule 14e-8 was adopted primarily in the context of merger and acquisition transactions, with the stated purpose of promoting communications with investors and the markets and minimizing selective disclosure, among others, without a reduction in investor protection. The Fund’s current disclosure, which is in line with peers, provides investors with comprehensive information about potential future tender offers as well as a clear summary of the specific procedures that the Fund intends to follow in the future at the time it makes a tender offer. The Fund believes this disclosure facilitates informed investment decisions. In addition, the current disclosure, which states that “the Fund may from time to time offer to repurchase Shares pursuant to written tenders,” could not be mistaken for an announcement of a tender offer. As a result, the Fund declines to revise the disclosure.

Credit Facility, Page 12

22.

The second paragraph of the section entitled “Credit Facility” on Page 12 discloses that the Fund intends to enter into a credit facility with two SPVs that are wholly owned by the Fund (“Subsidiary” or “Subsidiaries”). In connection with the Fund’s use of Subsidiaries:

(a)	Please explain or confirm supplementally to the staff the following:

(i)	Whether the Subsidiaries will be used solely to enter into the Credit Facility or whether they also could be used to purchase certain assets or investments for the Fund;

(ii)	Confirm that each Subsidiary that will be used by the Fund is wholly owned;

(iii)	Whether the financial statements of the Subsidiaries will be consolidated with those of the Fund;

(iv)

Confirm that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

May 12, 2025

(b)

We note Page 20 contains disclosure on certain points regarding the operation of the Subsidiaries. Please disclose the following additional points in an appropriate place in the Registration Statement:

(i)	that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund;

(ii)	that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

(iii)

any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement of the Fund. If the same person is the Adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined;

(iv)	identify the custodian of the Subsidiary, if any;

(v)

any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary; and

(vi)

the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response:

(a)

(i)

The Fund confirms that the Subsidiaries will be used to enter into the Credit Facility, and that one of the Subsidiaries also will be used for tax purposes. Neither Subsidiary will be engaged in active portfolio management.

(ii)	The Fund confirms that each Subsidiary is wholly owned by the Fund.

(iii)	The Fund confirms that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

(iv)	The Fund confirms that each Subsidiary agrees to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

May 12, 2025

(b)

(i)

The Fund discloses, on page 20, that it may make investments directly or indirectly through one or more wholly owned subsidiaries. The Fund submits that, in light of the foregoing, no disclosure revisions are necessary.

(ii)

The Fund confirms that it intends to comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with the Subsidiaries. The Fund submits that, in light of the foregoing, no disclosure revisions are necessary.

(iii)

The Fund advises the Staff that the Subsidiaries are not expected to be parties to advisory or management contracts. Rather, the Adviser will manage the investments held by the Subsidiaries on a look-through basis pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Fund submits that, in light of the foregoing, no disclosure revisions are necessary.

(iv)

The Fund advises the Staff that the Subsidiaries are subject to compliance with Section 17 of the 1940 Act, and that the assets of the Fund held by the Subsidiaries are custodied in compliance with Section 17(g) of the 1940 Act and the rules thereunder. The Fund submits that, in light of the foregoing, no disclosure revisions are necessary.

(v)

The Fund submits that the principal investment strategies and principal risks disclosed in the Registration Statement appropriately reflect the operations of the Fund and the Subsidiaries. The Fund submits that, in light of the foregoing, no disclosure revisions are necessary.

(vi)

The Fund confirms that there will be no separate management fee payable by the Subsidiaries and that the management fee of the Fund will be calculated on a consolidated basis with each Subsidiary. Expenses of the Subsidiaries will be reported on a consolidated basis. The Fund submits that, in light of the foregoing, no disclosure revisions are necessary.

Voting Interest, Page 13

23.

This section refers to the LLC Agreement in describing certain voting rights. Because you reference the LLC Agreement, please include a cross reference to the part of the Registration Statement that discusses the other material parts of this Agreement affecting shareholders.

Response:

The Fund will revise the disclosure as requested.

May 12, 2025

SUMMARY OF FEES AND EXPENSES, Pages 14-16

24.

Footnote 4 to the Fee Table on Page 15 includes a description of the incentive fee. Please add a cross reference to the section of the Registration Statement that includes an example of how this fee would be calculated.

Response:

The Fund refers the Staff to its response to Comment #33.

25.	Please disclose in FN 8 of the Fee Table that only the Board may terminate the Expense Limitation Agreement during the initial one-year term.

Response:

The Fund will revise the disclosure as requested.

PEFORMANCE, Page 17

26.

The paragraph of the section entitled “Performance” on Page 17 contains a brief description of the performance of the Predecessor Fund contained in Appendix A. Similar to the summary, please include a statement in bold that the Fund’s expenses are expected to be higher and thus its performance would have been lower than the Predecessor Fund.

Response:

The Fund will revise the disclosure as requested, but does not believe it would be appropriate to bold any one sentence in this paragraph for emphasis.

USE OF PROCEEDS, Page 17

27.	Please disclose how long it is expected to take for the Fund to fully invest its net proceeds.

Response:

The Fund declines to add clarifying language to this section. The Fund is continuously offered and, unlike a traditional, underwritten closed-end fund that completes its offering and promptly invests its cash, the Fund will constantly raise funds from the sale of Shares and manage its cash position to make investments, pay expenses and pay withdrawing investors. The Fund, in this respect, is more akin to a traditional mutual fund, and we note that Form N-1A does not have a comparable item.

May 12, 2025

INVESTMENT PROGRAM, Pages 18-27

Investment Strategy, Pages 18-20

28.

We note that this section differs from the summary in some material respects, including the absence of an introductory paragraph similar to the second sentence of the second paragraph of the section entitled “Investment Objective and Strategy” on Page 2 that states that the Fund will invest in private equity funds and direct investments in the equity and/or debt securities of private companies which explains the nexus of the Fund’s investments with its name. For example, on Page 18 there is no disclosure that “Primary and Secondary” Investments” and “Direct Investments” are in private funds or private companies. Accordingly, please make conforming changes to this section based on comments to similar disclosure in the summary and clearly disclose how the Fund’s investments are tied to the use of “Private Equity” in its name that requires an 80% investment policy.

Response:

The Fund advises the Staff that this section differs from the summary section on account of the use of the terms defined in the summary section. The Fund does not believe it is necessary, or advisable, to redefine terms or use the undefined terms in this section and, therefore, declines to revise the disclosure. Conforming changes will be made to this section based on any applicable revisions to similar disclosure in the summary section.

The Adviser’s Investment Strategy and Process, Pages 22-27

29.

The second sentence of the section entitled “Post-Investment Monitoring” on Page 26 states that the Adviser’s monitoring process is in part designed to reduce risks. Similar to Comment 20 that also discloses the Adviser’s attempt to moderate any risks, please explain how the risks are moderated either through investments in derivatives or other investment techniques or how the monitoring process reduces risks.

Response:

The Fund refers the Staff to its response to Comment #20.

ADAMS STREET OVERVIEW, Pages 27-29

30.

The third paragraph of this section on Page 27 discloses Adams Street (parent company) assets under management. Please disclose separately the AUM of Adams Street and the AUM of the Adviser to the Fund.

Response:

The Fund notes that the Adviser, a wholly owned subsidiary of Adams Street, is newly formed and does not serve as an adviser to any other funds or accounts. In light of the foregoing, the Fund declines to make the requested change.

May 12, 2025

RISKS, Pages 31-60

31.

With respect to the second sentence of opening paragraph of the section entitled “Risks” on Page 31, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, remove any text indicating, or implying, that the Fund disclaims responsibility for its own disclosure and/or that the summary is incomplete. Please do not replace this language with any type of qualification. In addition, please revise any other disclaimers or qualifications in the Registration Statement accordingly.

Response:

The Fund will revise the disclosure as requested.

32.	Please bold the second sentence of the fourth paragraph on Page 38.

Response:

The Fund does not believe it would be appropriate to bold any one sentence in this paragraph for emphasis.

INVESTMENT ADVISORY AGREEMENT, Pages 66-68

33.	In the section entitled “Incentive Fee” on Pages 66-67, consider providing an example of how this incentive fee would be calculated.

Response:

The Fund declines to include an example of how the incentive fee would be calculated. Investments in the Fund are limited to eligible investors that are both “accredited investors” as defined in Section 501(a) of Regulation D under the Securities Act and “qualified clients” as defined in Rule 205-3 under the Advisers Act, and the Fund is not aware of any requirement to include such an example in the Registration Statement. Further, the Fund believes that any attempt to illustrate the operation or calculation of the incentive fee would require a number of assumptions that would ultimately undermine the utility of any example.

34.

The section entitled “Resource Sharing Agreement” on Page 67 discloses that Adams Street has entered into a resource sharing agreement with the Adviser to provide seasoned investment professionals. Please explain supplementally to the staff the nature of the agreement that, at a minimum, addresses the following:

(a)	Identify whether there is a written resource sharing agreement in place and provide the staff with a copy of the agreement;

(b)	Identify each affiliate that may provide investment management or trading services to the Fund;

(c)

In your response, address: (i) the specific services the affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the affiliate’s personnel and resources for

May 12, 2025

investment opportunities; (iii) whether the affiliate’s personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940 (“Advisers Act”); (iv) whether and what fees are paid to the affiliate; (v) whether the affiliate is considered a fiduciary with respect to the Fund; (v) confirm that the records created by the portfolio managers required under the 1940 Act are records of the Fund and the location where they will be maintained.

(d)

Please explain if affiliates of the Adviser are providing investment or trading services to the Fund subject to an agreement, why the agreement is not an investment advisory agreement subject to the 1940 Act.

(e)	Please explain if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser or any of the Adviser’s affiliates.

Response:

(a)	The Fund confirms there is a written resource sharing agreement in place. The Fund will supplementally provide the Staff with a copy of the Resource Sharing Agreement.

(b)	The following affiliates of the Adviser may provide investment management or trading services to the Fund:[1]

Adams Street Partners, LLC

Adams Street Partners LLC (Korea Branch)

Adams Street (Europe) GmbH

Adam Street Partners Japan Godo Kaisha

Adams Street Partners UK LLP

Adams Street Partners Singapore Pte Ltd

Adams Street Partners (Beijing) Co., Ltd.

Adams Street Partners LLC (Australia Branch)

Adams Street Canada Ltd.

(c)

Pursuant to the Resource Sharing Agreement, Adams Street has agreed to make certain of its personnel available to provide investment advisory, portfolio management and related services to the Adviser—and not to the Fund—including with respect to (i) investing in private markets investments, (ii) originating, purchasing, selling or holding loans, securities and other financial instruments and (iii) investing in other equity, credit and financial instruments, such that the Adviser may capitalize on the significant experience of Adams Street’s investment professionals in their capacity as supervised persons of the Adviser. Adams Street does not provide investment advisory or any other services to the Fund, and the Adviser will be solely responsible for fulfilling its obligations under the Investment Advisory Agreement; therefore, Adams Street is not a fiduciary of

[1]

Other than Adams Street Partners, LLC, the affiliates listed below (i.e., non-U.S. affiliates that are not registered with the SEC under the Advisers Act) have agreed to make certain of their personnel available to provide certain services to the Adviser, not including discretionary portfolio management services, under a “participating affiliate” arrangement in compliance with the conditions and the Staff’s position set forth in the Unibanco line of no-action letters. Please refer to the Fund’s response to Comment #34(e) below.

May 12, 2025

the Fund. No fees or expenses will be charged by Adams Street in connection with services provided to the Adviser. Any records created by the personnel of the Adviser related to the Fund are records of the Fund and will be maintained at the office of the Adviser.

(d)

As noted above, Adams Street provides resources to the Adviser only, does not provide investment advisory or any other services to the Fund and does not receive any consideration from the Fund. Accordingly, Adams Street does not serve as an investment adviser to the Fund and the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act. The Fund submits that similar arrangements are commonplace in situations in which there are multiple registered investment advisers under common control.

(e)

As noted above, the Adviser and certain of its non-U.S. affiliates that are not registered with the SEC under the Advisers Act are relying on the Staff’s position in the Unibanco line of no-action letters in connection with the provision of certain services, not including discretionary portfolio management services, to the Adviser by designated personnel of the affiliates.

35.

The disclosure in the last paragraph on Page 70 states that “[v]aluation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security or other asset owned by the Fund”. Please further supplementally explain the basis for this statement why valuations might differ for different clients holding the same asset.

Response:

Valuations of the same security or other assets by the Adviser for the Fund and other clients may differ as there is no single standard for determining fair value of an investment. For example, valuations may differ on account of the fact that valuation determinations are made upon different intervals (e.g., monthly versus quarterly) and, as a result, may take into account information reasonably available at the time the valuation determination is made. In addition, the sale of a portion of an investment by one client could result in such client valuing the remaining portion of the investment at the sale price, while a different client continues to apply its existing methodology.

CERTAIN PROVISIONS IN THE LIMITED LIABILITY COMPANY AGREEMENT, Pages 82-83

36.

With respect to the second sentence of opening paragraph of the section entitled “Certain Provisions in the Limited Liability Company Agreement” on Page 82, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, remove any text indicating, or implying, that the Fund disclaims responsibility for its own disclosure and/or that the summary is incomplete. To the extent that you wish to direct investors to read the Limited Liability Company Agreement, please state the applicable Exhibit Number. Also, please see the staff’s comments on the Limited Liability Agreement for additional comments and disclosure of additional provisions.

Response:

The Fund will revise the disclosure as requested.

May 12, 2025

37.	The first sentence of the section entitled “Limitation of Liability: Indemnification” includes the term “Indemnified Persons”. Please define what you mean by Indemnified Person in plain English.

Response:

The term “Indemnified Person” is defined on page 60 of the Prospectus.

CUSTODIAN, Page 97

38.	In the section entitled “Custodian” on Page 97, please identify the custodian of the Fund’s Subsidiaries.

Response:

The Fund refers the Staff to its response to Comment #22(b)(iv).

APPENDIX A: PERFORMANCE INFORMATION, Page A-1

39.	Please bold the third sentence for emphasis.

Response:

The Fund does not believe it would be appropriate to bold any one sentence in this paragraph for emphasis.

40.	Disclose that the Predecessor Fund’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to the Fund’s.

Response:

The Predecessor Fund was not subject to the restrictions of the 1940 Act (as it was exempt from registration under the 1940 Act pursuant to Section 3(c)(7) thereof) or the Code. As such, the Fund believes it would be more appropriate to disclose, as it does elsewhere in the Registration Statement, that the Fund’s investment objective and strategies are, in all material respects, substantially identical to those of the Predecessor Fund.

41.	Disclose the date when the Predecessor Fund transferred its assets to the Fund or completed the reorganization of the Predecessor Fund into a closed-end fund.

Response:

The Fund refers the Staff to its response to Comment #2. The Fund discloses elsewhere in the Prospectus that the Predecessor Fund converted to a Delaware limited liability company on March 26, 2025 and registered under the 1940 Act on April 1, 2025, and will add such disclosure to Appendix A.

42.	Please supplementally confirm that the prior performance has been adjusted to reflect the maximum sales load of the Fund or each class of the Predecessor Fund.

May 12, 2025

Response:

Appendix A discloses that the performance information reflects all fees and expenses incurred by the Predecessor Fund, and has not been adjusted to reflect Fund fees and expenses. The Predecessor Fund did not charge a sales load. The Fund submits that, in light of the foregoing, no disclosure revisions are necessary.

43.	Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

Response:

The Fund supplementally advises the Staff that the Predecessor Fund was formed and registered as an exempted limited partnership under the laws of the Cayman Islands in November 2020 and was created to provide investors access to Adams Street’s global integrated platform and a globally diversified portfolio of private equity and private debt investments. The Fund submits that, in light of the existing disclosures throughout the Prospectus regarding the Predecessor Fund, no disclosure revisions are necessary.

44.

State that the adviser for the Fund was the adviser for the Predecessor Fund for the entire performance period shown. Also, state whether the adviser managed any other accounts that were materially equivalent to the Fund. Were these other accounts converted to registered companies, and if not, why not? Please supplementally explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account had lower performance as compared with the Predecessor Fund.

Response:

The Fund will revise the disclosure to state that Adams Street, the parent of the Adviser, served as the investment adviser to the Predecessor Fund for the entire performance period and that the Fund’s investment program is managed in substantially the same manner, and by the same investment professionals, as the Predecessor Fund. Neither Adams Street nor the Adviser managed any other accounts that were materially equivalent to the Predecessor Fund.

The Fund supplementally advises the Staff that, in addition to the fact that Adams Street did not manage any other materially equivalent account, Adams Street desired to increase the distribution capabilities of the Predecessor Fund and the universe of investors eligible to invest in the Predecessor Fund.

45.	State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response:

The Predecessor Fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Code.

May 12, 2025

46.

Describe supplementally whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund.

Response:

The Predecessor Fund did not make any investment strategy changes within a one-year period prior to the date the Registration Statement was filed. During this same period, the Predecessor Fund experienced an increase in its AUM. Adams Street did not, and does not, manage an account with substantially similar investment strategies.

47.	Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Advisers Act.

Response:

The Fund confirms that the Adviser and its affiliates have the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Advisers Act.

STATEMENT OF ADDITIONAL INFORMATION

48.	In the second paragraph on page 2 of the SAI, with respect to the Fund’s consideration of underlying investments of Portfolio Funds, please add “or should be known” after “to the extent known”.

Response:

The Fund believes that its existing disclosure is appropriate and consistent with market practice and peer fund disclosures. While the Fund will undertake commercially reasonable efforts to obtain relevant information regarding investments held by Portfolio Funds, consistent with market practice for similarly situated registered investment companies, the Fund will receive information from Portfolio Funds on a periodic basis and a lag. As a result, the Fund will base such determinations on the information it has at the time of the determination.

PART C: OTHER INFORMATION, Unnumbered

Exhibit 2(a)(2) – Limited Liability Company Agreement

49.	In the last sentence of Section 2.10 of Article II, replace the phrase “1940 Act and the Advisers Act” with “applicable securities laws.”

Response:

The Fund submits that the revision suggested by the Staff would introduce potential ambiguity, given the absence of any proposed definition of “applicable securities laws” in this context. As a result, the Fund declines to make the requested change to the LLCA.

May 12, 2025

50.

Section 3.2(b) of Article III governs the designation of a Chairperson. The second sentence states that any such Person who is an Independent Director shall be a non-executive Chairperson of the Board. Please supplementally confirm that the Chairperson will be an Independent Director.

Response:

The Fund refers the Staff to the first paragraph under the sub-section entitled “Board Structure and Committees” on Page 64 of the Prospectus, which discloses that the Independent Directors exercised their informed business judgment to appoint Mr. James Walker, an Interested Director, as Chair of the Board of Directors of the Fund. The Fund notes that there is no requirement, under the LLCA or otherwise, for the Chair of the Board to be an Independent Director.

51.

Please confirm that the powers discussed in Section 3.6(f) of Article III of the Agreement does not include the Fund purchasing insurance that would indemnify any covered person from disqualifying conduct as set out in the 1940 Act or other applicable federal securities laws.

Response:

The Fund provides the requested confirmation. The Fund refers the Staff to Section 3.7(a), which notes in relevant part that “[t]he rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any Losses (including any liability under federal securities laws which, under certain circumstances, impose liability even on Persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.”

52.

Section 3.9 of Article III of the Agreement purports to make members agree that the Agreement to the extent it restricts or eliminates duties (including fiduciary duties), and liabilities of officers, directors or other persons will replace such duties and liabilities existing in law or equity. We understand that Delaware law may permit a fund to eliminate or alter the fiduciary duties of trustees, shareholders, shareholders, officers or other persons and replace them with the standards set forth in the Agreement. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, members of any advisory board, investment adviser(s), principal underwriter(s) (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such person’s fiduciary duties. Please add a provision to Section 3.9 of the Agreement to clarify explicitly that notwithstanding anything to the contrary in the Agreement modifying, restricting or eliminating the duties or liabilities of trustees, officers, or the Adviser covered by this waiver provision in the governing Agreement shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such covered persons with respect to matters arising under the federal securities laws.

Response:

The Fund acknowledges the Staff’s comment, but declines to make the requested change to the LLCA. The Fund advises the Staff that the LLCA, a governing agreement under Delaware state law, does not purport to modify, restrict or eliminate duties or liabilities of Directors, officers or the Adviser with respect to matters arising under the federal securities laws. The Fund also refers the Staff to Section 9.5 of the LLCA, which provides that “[e]ach provision of the [LLCA] shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2” and Section 3.7(a) of the LLCA, which provides the following:

May 12, 2025

The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any Losses (including any liability under federal securities laws which, under certain circumstances, impose liability even on Persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

53.	Please disclose in the registration statement and under Section 5.2 of Article V of the Agreement that any mandatory redemptions by the Fund will comply with Rule 23c-2 of the 1940 Act.

Response:

The Fund will add disclosure to the Registration Statement that any mandatory redemptions by the Fund will be conducted in accordance with the LLCA and Section 23 of the 1940 Act, and any applicable rules thereunder. The Fund refers the Staff to the final paragraph of Section 5.2(a) of the LLCA, which provides that “the Fund shall not repurchase any Shares if such repurchase would violate the Delaware Act or any other applicable law.” In light of the reference to “any other applicable law,” the Fund declines to make any changes to the LLCA.

54.

Section 9.6(b) of Article IX of the Agreement states that each member agrees to mandatory arbitration of any controversies. Mandatory arbitration provisions are contrary to the federal securities laws’ anti-waiver provisions. As such, please revise Sections 9.6(b) and (c) to state that these provisions do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the Registration Statement this provision and that it does not apply to claims arising under the federal securities laws.

Response:

The Fund will revise the relevant in the Prospectus to clarify that claims arising under the federal securities laws will not be subject to arbitration. The Fund refers the Staff to Section 9.5 of the LLCA, which provides that “[e]ach provision of the [LLCA] shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.” As a result, the Fund declines to make any changes to the LLCA.

55.	After amending Section 9.6(b) in response to comments, if members are waiving their right to jury trial, please disclose that provision in an appropriate part of the Registration Statement.

Response:

The Fund refers the Staff to its response to Comment #54. The Fund will revise the disclosure as requested.

May 12, 2025

56.

Section 9.6(d) states that members waive any right to assert any claim or participate in any claim against the Fund, the Board or the Adviser or to the extent that a court allows a member to participate in a class or collective or representative action that the member waives the ability of the prevailing party to recover attorneys’ fees and/or the right to submit a claim or participate in any recovery through a class action. Please amend Section 9.6(d) to state explicitly that this provision does not apply to claims arising under the federal securities laws. Please also disclose this provision in an appropriate place in the Registration Statement and disclose that it does not apply to claims arising under the federal securities laws.

Response:

The Fund will revise the disclosure in the Prospectus as requested. The Fund notes that Section 9.6(d) of the LLCA includes qualifying language (“[t]o the fullest extent permissible by applicable law”) and submits that no revisions to the LLCA are necessary. As a result, the Fund declines to make any changes to the LLCA.

57.

Please revise Section 9.9 of the Agreement to add “unless required otherwise by applicable federal securities laws” in describing the Board’s power to effect a merger or consolidation without a member vote.

Response:

The Fund refers the Staff to Section 9.5 of the LLCA, which provides that “[e]ach provision of the [LLCA] shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.” In light of the foregoing, the Fund submits that no revisions to the LLCA are necessary.

58.

Please rephrase Section 9.11(a) of Article IX of the Agreement to apply solely to such member information furnished to a member by the Fund. Please disclose this provision in an appropriate place in the Registration Statement.

Response:

The Fund will disclose this provision in an appropriate place in the Registration Statement, but declines to amend the LLCA or interpret the provision in the manner requested by the Staff. The Fund believes that it is appropriate for investors to agree to keep such information confidential no matter the manner in which they obtained such confidential information.

Item 30 – Indemnification

59.	Please include the undertaking required by Rule 484 of the Securities Act of 1933 (“Securities Act”).

Response:

The Fund will include the undertaking required by Rule 484 as requested.

May 12, 2025

GENERAL COMMENTS

60.

We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

The Fund acknowledges the Staff’s comment.

61.

A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and any financial statements included in the filing.

Response:

The Fund acknowledges the Staff’s comment.

62.

If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response:

The Fund does not intend to omit certain information from the Prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A. The Fund confirms that, in the event information is omitted in reliance on Rule 430A, it will identify for the Staff any such omitted information.

63.

Please advise the staff of any other exemptive orders (other than the ones mentioned in the Registration Statement or in response to previous comments) or no-action letters that the Fund intends to rely upon.

Response:

The Fund does not intend to rely on any other exemptive orders or no-action letters other than the ones mentioned in the Registration Statement or in response to previous comments.

64.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:

The Fund acknowledges the Staff’s comment and is filing this response letter, along with an amendment to the Registration Statement, further to such comment.

*   *   *   *   *   *

May 12, 2025

If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green, P.C.
Brad A. Green, P.C.

cc:  Eric R. Mansell, Adams Street Advisors, LLC

     Lizzie Gomez, Adams Street Advisors, LLC

     Nicole M. Runyan, P.C., Kirkland & Ellis, LLP